UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 3)
Under the Securities Exchange Act of 1934

Delaware Investments Arizona Municipal Income Fund (VAZ)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

246100101

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 246100101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  459,193

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  459,193

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

459,193

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

15.4%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 459,193 shares of Delaware Investments Arizona Municipal Income Fund on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 15.4% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the Delaware Investments Arizona Municipal Income Fund fits the investment guidelines for various Accounts. Shares have been acquired since July 18, 2007.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 459,193 shares or 15.4% of the outstanding shares. George W. Karpus presently owns 11,641 shares. Mr. Karpus purchased shares on August 19, 2010 at $12.82 (1,800 shares), August 20, 2010 at $12.82 (200 shares), and on November 16, 2010 at $12.54 (9,641 shares). JoAnn Van Degriff presently owns 4,899 shares. Mrs. Van Degriff Purchase shares on November 9, 2010 at $13.12 (899 shares), November 10, 2010 at $13.04 (2,200 shares), November 11, 2010 at $12.95 (800 shares), November 12, 2010 at $12.80 (400 shares), November 15, 2010 at $12.66 (400 shares), and on November 16, 2010 at $12.54 (200 shares). Karpus Investment Management Profit Sharing Plan presently owns 2,257 shares. The plan purchased shares on August 23, 2010 at $12.82 (1,847 shares), August 24, 2010 at $12.82 (310 shares), and on August 26, 2010 at $12.87 (100 shares). None of the other principals of KIM presently own shares of VAZ.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 12/21/2010 1500  $12.67
 12/27/2010 5950  $12.65
 12/29/2010 1850  $12.70
 12/31/2010 2914  $12.81
 1/3/2011 3100  $12.80
 1/11/2011 500  $12.78
 1/12/2011 5700  $12.76
 1/13/2011 1378  $12.70
 1/14/2011 2183  $12.50
 1/19/2011 (100)  $12.45
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the VAZ securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased VAZ for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on February 22, 2011, withdrawing the shareholder proposal submitted on November 22, 2010. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Sharon Thornton
Title:   Senior Director of Investments
Date:   February 22, 2011

EXHIBIT 1
Letter to the Fund
Transmitted February 22, 2011

David F. Connor, Secretary             February 22, 2011
Delaware Investments
One Commerce Square
2005 Market Street, 26th Floor
Philadelphia, Pennsylvania 19103-7094

Re: Delaware Investments Arizona Municipal Income Fund, Inc. ("VAZ" or the "Fund")

Mr. Connor:
I write this letter to commend the Board on its decision to conduct the proposed tender offer further described and subject to the conditions outlined in the Fund's press release dated February 18, 2011. Consequently, Karpus hereby wishes to withdraw its shareholder proposal, which it submitted to VAZ on November 22, 2010.

Sincerely, Brett D. Gardner
Senior Corporate Governance Analyst/Portfolio Manager